PROSPECTUS SUPPLEMENT
---------------------
(To prospectus dated June 15, 2000)

                                    [LOGO]
                           Merrill Lynch & Co., Inc.
                       1,600,000 Euro Currency Warrants,
                          Expiring February 28, 2002

                 U.S. Dollar denominated warrants based on the
                      USD/EUR Foreign Exchange Spot Rate
                               ----------------


The Euro Currency Warrants:

o    Unsecured contractual obligations of ML&Co.

o    The initial purchase price per warrant is $3.875 per warrant.

o    You must purchase a minimum of 100 warrants.

o    You must have an options-approved account in order to purchase warrants.

o Your return, if any, will be linked to the exchange rate between the U.S. Dollar and the Euro.

o The warrants have been approved for listing on the American Stock Exchange under the trading symbol "EUN.WS", subject to issuance.

o    Expected initial settlement date: December 6, 2000.


Exercise and payment upon exercise:

o The warrants will be automatically exercised on the fourth scheduled Business Day prior to the Expiration Date unless early exercise occurs because of certain events as described in this prospectus supplement.

o    You do not have the right to exercise your warrants.

o Upon automatic exercise, we will pay you, for each warrant that you own, an amount in U.S. Dollars equal to the greater of (i) zero or (ii) the product, if positive, of U.S.$50 and the percentage increase in the U.S. Dollar/Euro Exchange Rate, i.e. the appreciation of the Euro, as described in this prospectus supplement.

o The purchase price you pay for the warrants will be in U.S. Dollars, and any Cash Settlement Amount we pay you will be in U.S. Dollars.


Investing in the warrants involves a high degree of risk, including the risk that the warrants will expire worthless and you may sustain a total loss of the purchase price.

   See "Risk Factors" beginning on page S-7 of this prospectus supplement.

                               ----------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                            Per  warrant      Total
                                            ------------      -----

Public offering price............            $3.875         $6,200,000
Underwriting discount............              $.25           $400,000
Proceeds, before expenses,
 to Merrill Lynch & Co., Inc.....            $3.625         $5,800,000

                               ----------------

                              Merrill Lynch & Co.

                               ----------------

    The date of this prospectus supplement is November 30, 2000.


                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                           Page
                                                                           ----

SUMMARY INFORMATION-- Q&A...................................................S-4
   What are the warrants?...................................................S-4
   When are my warrants subject to automatic exercise?......................S-4
   What will I receive upon automatic exercise of my warrants?..............S-4
   Who can buy the warrants?................................................S-5
   What is the Euro?........................................................S-6
   What does the USD/EUR Rate reflect?......................................S-6
   How has the USD/EUR Rate performed historically?.........................S-6
   Will the warrants be listed on a stock exchange?.........................S-6
   What is the role of MLPF&S?..............................................S-6
   Who is ML&Co.?...........................................................S-6
   Are there any risks associated with my investment?.......................S-6

RISK FACTORS................................................................S-7
   The warrants are long-term options and may expire worthless..............S-7
   The initial public offering price of the warrants may be higher than the price a commercial user might pay in certain circumstances...S-7 The value of the warrants is closely related to changes in the USD/EUR Rate......................................................S-7
   Even though currency trades around-the-clock, your
      warrants will trade on the AMEX only during regular trading hours.....S-8
   The warrants are suitable only for investors with
      options-approved accounts.............................................S-8
   The warrants will be automatically exercised if they are delisted........S-9
   The warrants are not standardized options issued by
      the Options Clearing Corporation......................................S-9
   There may be an uncertain trading market for the warrants................S-9
   Many factors affect the trading value of the warrants;
      these factors interrelate in complex ways and the
      effect of one factor may offset or magnify the
      effect of another factor..............................................S-9
   Potential conflicts of interest.........................................S-10
   Tax consequences........................................................S-10

DESCRIPTION OF THE WARRANTS................................................S-11
   Exercise of warrants....................................................S-11
   Cash Settlement Amount..................................................S-11
   Automatic exercise prior to the Expiration Date.........................S-12
   Modification............................................................S-13
   Merger and Consolidation................................................S-13
   Depositary..............................................................S-13

THE USD/EUR RATE AND CASH SETTLEMENT AMOUNTS...............................S-17

UNITED STATES FEDERAL INCOME TAXATION......................................S-19
   U.S. Holders............................................................S-19
   Non-U.S. Holders........................................................S-20
   Backup withholding......................................................S-20
   New withholding regulations.............................................S-21

ERISA CONSIDERATIONS.......................................................S-21

USE OF PROCEEDS AND HEDGING................................................S-21

WHERE YOU CAN FIND MORE INFORMATION........................................S-21

UNDERWRITING...............................................................S-22

VALIDITY OF THE WARRANTS...................................................S-22



                                  Prospectus

                                                                           Page
                                                                           ----

MERRILL LYNCH & CO., INC......................................................2
USE OF PROCEEDS...............................................................2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED
    FIXED CHARGES AND PREFERRED STOCK DIVIDENDS...............................3
THE SECURITIES................................................................3
DESCRIPTION OF DEBT SECURITIES................................................4
DESCRIPTION OF DEBT WARRANTS.................................................10
DESCRIPTION OF CURRENCY WARRANTS.............................................12
DESCRIPTION OF INDEX WARRANTS................................................14
DESCRIPTION OF PREFERRED STOCK...............................................19
DESCRIPTION OF DEPOSITARY SHARES.............................................24
DESCRIPTION OF PREFERRED STOCK WARRANTS......................................28
DESCRIPTION OF COMMON STOCK..................................................30
DESCRIPTION OF COMMON STOCK WARRANTS.........................................34
PLAN OF DISTRIBUTION.........................................................36
WHERE YOU CAN FIND MORE INFORMATION..........................................37
INCORPORATION OF INFORMATION WE FILE WITH THE SEC............................37
EXPERTS......................................................................38

                          SUMMARY INFORMATION -- Q&A

     This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Euro Currency Warrants, Expiring February 28, 2002 (the "warrants"). You should carefully read this prospectus supplement and the accompanying prospectus to understand fully the terms of the warrants as well as the tax and other considerations that should be important to you in making a decision about whether to invest in the warrants. You should carefully review the "Risk Factors" section, which highlights certain risks associated with an investment in the warrants, to determine whether an investment in the warrants is appropriate for you.

     References in this prospectus supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc. and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     In this prospectus supplement and the accompanying prospectus, unless otherwise specified or unless the context otherwise requires, references to "Euro" or "EUR" are to the lawful currency of the member states of the European Union that adopt the single currency in accordance with the treaty establishing the European Community (the "EC") as amended by the Treaty on European Union, and references to "Dollars", "$", "U.S.$" or "USD" are to the lawful currency of the United States.

What are the warrants?

     The warrants are contractual obligations of ML&Co. and are not secured by collateral. The warrants will rank equally with all other unsecured contractual obligations of ML&Co. and ML&Co.'s unsecured unsubordinated debt. The warrants will entitle you to receive a cash settlement upon automatic exercise. The warrants will expire on February 28, 2002.

     You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the warrants in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the warrants by individual investors. Direct and indirect participants in DTC will include participants in the Euroclear and Clearstream Banking, societe anonyme ("Clearstream, Luxembourg") clearing systems. You should refer to the section "Description of the warrants--Depositary" in this prospectus supplement.

When are my warrants subject to automatic exercise?

     Your warrants will be automatically exercised on the earlier of:

     (i) the fourth scheduled Business Day prior to the Expiration Date (the "Exercise Date") or,

     (ii) the Business Day immediately prior to the warrants' delisting, the imposition of a permanent trading suspension on trading of the warrants, or if certain events in bankruptcy, insolvency or reorganization involving ML&Co. occur.

See "Description of the warrants--Exercise of the warrants and --Automatic exercise prior to the Expiration Date".

What will I receive upon automatic exercise of my warrants?

     When the warrants are automatically exercised, we will pay you a Cash Settlement Amount in U.S. Dollars which will be the greater of

     (i)  zero, or

                         Spot Value - Strike Value
     (ii) U.S.$50 X      -------------------------
                                 Strike Value

     You will receive no payment if the Cash Settlement Amount is equal to zero. The Cash Settlement Amount cannot be less than zero.

     The "Strike Value " equals 0.8695, the offer rate of the U.S. Dollar per Euro in the interbank market as reported by Reuters Group PLC ("Reuters") on page FXFX at approximately 3:00 p.m. London time on November 30, 2000, the date the warrants were priced for initial sale to the public.

     The "Spot Value" will be determined by MLPF&S, the calculation agent, and will equal the bid rate of the U.S. Dollar per Euro in the interbank market as reported by Reuters on page FXFX at approximately 3:00 p.m. London time on the Exercise Date. If Reuters is not providing the exchange rate for U.S. Dollar per Euro, then MLPF&S will determine such exchange rate using other sources as described in "Description of the Warrants--Cash Settlement Amount".

     We will pay you a Cash Settlement Amount only if the Spot Value is greater than the Strike Value. If the Spot Value is less than or equal to the Strike Value upon exercise, the Cash Settlement Amount will be zero. If the Cash Settlement Amount is zero, you will sustain a total loss of the purchase price.

     For more specific information about the amount you will receive upon exercise of your warrants, please see the section "Description of the warrants--Cash Settlement Amount" in this prospectus supplement.

Who can buy the warrants?

     The AMEX requires that you have an options-approved account in order to purchase the warrants. We recommend that you, as an investor in the warrants, have experience with respect to options and options transactions. If you are solely dependent upon fixed income, or if you intend to purchase the warrants for your individual retirement plan account or for accounts under the Uniform Transfers/Gifts to Minors Act, then the warrants are not a suitable investment for you. Please see "Risk Factors" in this prospectus supplement.

-------------------------------------------------------------------------------

Examples

     Here are three examples of Cash Settlement Amount calculations using the initial offering price of $3.875 per warrant:

Example 1--Spot Value is less than the Strike Value on the Exercise Date:

    Strike Value: 0.8695 U.S.$/Euro
    Hypothetical Spot Value: 0.8000 U.S.$/Euro

    Cash Settlement Amount per warrant = $50 x (0.8000-0.8695)
                                               (-------------) = $0.00
                                               (    0.8695   )

    Total Cash Settlement Amount per warrant = $0 and the exercise of the warrant is worthless.

Example 2-- Spot Value is greater than the Strike Value on the Exercise Date, however, the Cash Settlement Amount is less than the offering price:

    Strike Value: 0.8695 U.S.$/Euro
    Hypothetical Spot Value: 0.9000 U.S.$/Euro

    Cash Settlement Amount per warrant = $50 x (0.9000-0.8695)
                                               (-------------) = $1.75
                                               (    0.8695   )

    Total Cash Settlement Amount per warrant = $1.75 and the exercise of the warrant results in a payment that is less than the initial offering price.

Example 3--Spot Value is greater than the Strike Value on the Exercise Date:

    Strike Value: 0.8695 U.S.$/Euro
    Hypothetical Spot Value: 1.0000 U.S.$/Euro

    Cash Settlement Amount per warrant = $50 x (1.0000-0.8695)
                                               (-------------) = $7.50
                                               (    0.8695   )


    Total Cash Settlement Amount per warrant = $7.50.

-------------------------------------------------------------------------------

What is the Euro?

     The Euro is the official currency of the member states of the European Economic and Monetary Union.

     It was introduced in January 1999 and replaced the national currencies of the 11 participating countries. The Euro is the official currency of the member states of the European Economic and Monetary Union that adopted the single currency in accordance with the treaty establishing the EC, as amended by the Treaty on European Union. The following 11 countries use the Euro as their official currency: Germany, Belgium, Luxembourg, Spain, France, Ireland, Italy, the Netherlands, Austria, Portugal and Finland. There is a possibility that in the future other EC countries may adopt the Euro as their official currency.

What does the USD/EUR Rate reflect?

     The "USD/EUR Rate" is a foreign exchange spot rate that measures the relative value of two currencies, the Euro and the U.S. Dollar. The USD/EUR Rate increases when the Euro appreciates relative to the U.S. Dollar and decreases when the Euro depreciates relative to the U.S. Dollar.

How has the USD/EUR Rate performed historically?

     We have provided a table showing the monthly high, low and month-end mid-market levels of the USD/EUR Rate for each month from January 1999 to November 2000, as published by Bloomberg L.P.

     You can find this table in the section "USD/EUR Rate and Cash Settlement Amounts" in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the USD/EUR Rate in various economic environments; however, past performance of the USD/EUR Rate is not necessarily indicative of how the USD/EUR Rate will perform in the future.

Will the warrants be listed on a stock exchange?

     The warrants have been approved for listing on the AMEX under the trading symbol "EUN.WS", subject to official notice of issuance. You should be aware that the listing of the warrants on the AMEX will not necessarily ensure that a liquid trading market will be available for the warrants or, if a market does develop, that it will remain available throughout the term of the warrants. You should review the section entitled "Risk Factors--There may be an uncertain trading market for the warrants" in this prospectus supplement.

What is the role of MLPF&S?

     Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the warrants. After the initial offering, MLPF&S intends to buy and sell warrants to create a secondary market for holders of the warrants, and may stabilize or maintain the market price of the warrants during the initial distribution of the warrants. However, MLPF&S will not be obligated to engage in any of these market activities, or continue them once it has started.

     MLPF&S will also be our agent for purposes of calculating the Spot Value and the Cash Settlement Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S' status as our subsidiary and its responsibilities as calculation agent. Please see the section entitled "Risk Factors--Potential conflicts of interest" in this prospectus supplement.

Who is ML&Co.?

     Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying prospectus of ML&Co. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled "Where You Can Find More Information" in this prospectus supplement.

Are there any risks associated with my investment?

     Yes, an investment in the warrants is subject to risks, including the risk that you will lose your entire purchase price. Please refer to the section "Risk Factors" in this prospectus supplement.

                                 RISK FACTORS

     Your investment in the warrants will involve a high degree of risk. For example, there is foreign exchange risk, the risk that you might not earn a return on your investment and the risk that the warrants will expire worthless. You should be prepared to sustain a total loss of the purchase price of your warrants. We suggest that you, as a potential purchaser of warrants, be experienced with respect to options and option transactions and understand the risks of foreign currency transactions. You should carefully consider the following discussion of risks before deciding whether an investment in the warrants is suitable for you.

The warrants are long-term options and may expire worthless

     Your warrants will be automatically exercised on the earlier of either the Exercise Date, Delisting Date or Early Expiration Date and are not exercisable at your option. You will receive a cash payment upon automatic exercise only if the warrants have a Cash Settlement Amount greater than zero on the date of exercise. On November 30, 2000 the Cash Settlement Amount of the warrants will equal zero. The warrants will be "in-the-money", i.e., their Cash Settlement Amount will exceed zero, only if as of the date of automatic exercise, the Spot Value is greater than the Strike Value.

     If the Spot Value is less than or equal to the Strike Value on the date of automatic exercise, the warrant will expire worthless and you will have sustained a total loss of the purchase price of the warrant. You should therefore be prepared to sustain a total loss of the purchase price of your warrants.

The initial public offering price of the warrants may be higher than the price a commercial user might pay in certain circumstances

     The initial public offering price of the warrants may be greater than the price a commercial user of, or dealer in options on, U.S. Dollars or Euro might pay for a comparable option involving significantly larger amounts of U.S. Dollars and Euro.

The value of the warrants is closely related to changes in the USD/EUR Rate

     The warrants provide opportunities for investment but also pose risks to you as a result of fluctuations in the value of the currency underlying the warrants. In general, certain risks associated with the warrants are similar to those generally applicable to other options or warrants of private corporate issuers. However, unlike options or warrants on equity or debt securities, which are traded and priced primarily on the basis of the value of a single underlying security, the trading value of the warrants being offered by this prospectus and prospectus supplement is likely to reflect the current and anticipated USD/EUR Rate on the Exercise Date.

     You may lose your entire investment. This risk reflects the nature of a warrant as an asset which tends to decline in value over time and which may, depending on the relative value of the Euro as compared with the U.S. Dollar, be worthless when it expires. A warrant is "out-of-the-money" when the Spot Value is less than the Strike Value. Assuming all other factors are held constant, the more a warrant is out-of-the-money and the shorter its remaining term to expiration, the greater the risk that you will lose all of your investment. This means that if you do not sell your warrants in the secondary market, you will lose your entire investment in the warrant if it expires when the Spot Value is less than or equal to the Strike Value.

     Since warrants may become worthless upon expiration, you must generally be correct about the direction, timing and magnitude of anticipated exchange rate changes affecting the Euro and the U.S. Dollar in order to recover and realize a return upon your investment. If the value of the Euro as compared with the U.S. Dollar does not increase to an extent sufficient to cover the cost of your warrants, i.e., the purchase price, before the warrants expire, you will lose all or a part of your investment in the warrants upon expiration. You will bear the foreign exchange risks of the value of the U.S. Dollar in terms of the Euro.

     Currency Exchange Markets. The value of any currency, including the Euro and the U.S. Dollar, may be affected by complex political and economic factors. The spot exchange rate of the Euro in terms of the U.S. Dollar is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the European Union and the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in the European Union and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the European Union, the governments of the European Union, the United States and other countries important to international trade and finance.

     Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including the European Union, are permitted to fluctuate in value relative to the U.S. Dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including the European Union, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the warrants is that their liquidity, trading value and Cash Settlement Amount could be affected by the actions of sovereign governments or the European Union which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the warrants in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the Euro, the U.S. Dollar or any other currency.

Even though currency trades around-the-clock, your warrants will trade on the AMEX only during regular trading hours

     The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the warrants will not conform to the hours during which the Euro and U.S. Dollar are traded. To the extent that the AMEX is closed while the markets for the Euro remain open, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of a warrant on such exchange. The possibility of these movements should be taken into account in relating closing prices on the AMEX for the warrants to those in the underlying foreign exchange markets.

     There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information, but this information will not necessarily reflect the EUR bid rate used to calculate the Spot Value. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The warrants are suitable only for investors with options-approved accounts

     The AMEX requires that warrants be sold only to investors with options-approved accounts and that its members and member organizations and their registered employees make certain suitability determinations before recommending transactions in warrants. We suggest that investors considering purchasing warrants be experienced with respect to options and option transactions and understand the risks of foreign currency transactions and reach an investment decision only after carefully considering, with their advisers, the suitability of the warrants in light of their particular circumstances. Warrants are not suitable for persons solely dependent upon a fixed income, for individual retirement plan accounts or for accounts under the Uniform Transfers/Gifts to Minors Act. You should be prepared to sustain a total loss of the purchase price of your warrants.

The warrants will be automatically exercised if they are delisted

     In the event that the warrants are delisted from, or permanently suspended from trading on, the AMEX and the warrants are not simultaneously accepted for trading pursuant to the rules of another regulated trading organization that files with the SEC under U.S. securities laws, the warrants will expire on the date of the delisting or trading suspension becomes effective and will be deemed automatically exercised on the Delisting Date. At the time of the automatic exercise, the warrants may be out-of-the-money so that the Cash Settlement Amount would equal zero.

The warrants are not standardized options issued by the Options Clearing Corporation

     The warrants are not standardized foreign currency options of the type issued by the Options Clearing Corporation (the "OCC"), a clearing agency regulated by the SEC. For example, unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member's failure, purchasers of warrants must look solely to ML&Co. for performance of its obligations to pay the Cash Settlement Amount on the exercise of warrants. In addition, OCC standardized options provide for physical delivery of the underlying foreign currency (rather than cash settlement in U.S. Dollars), and permit immediate determination of value upon exercise. Further, the market for the warrants is not expected to be generally as liquid as the market for some OCC standardized options.

     The warrants are unsecured contractual obligations of ML&Co. and will rank equally with ML&Co.'s other unsecured contractual obligations and with ML&Co.'s unsecured and unsubordinated debt. However, given that ML&Co. is a holding company, the right of ML&Co., and hence the right of creditors of ML&Co., including beneficial owners of the warrants, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of ML&Co. itself as a creditor of the subsidiary may be recognized. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Exchange Act, and under rules of certain exchanges and other regulatory bodies.

There may be an uncertain trading market for the warrants

     The warrants have been approved for listing on the AMEX under the trading symbol "EUN.WS", subject to official notice of issuance. While there have been a number of issuances of different warrants, trading volumes have varied historically from one series to another, and it is therefore impossible to predict how the warrants will trade. You cannot assume that a trading market will develop for the warrants. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market.

Many factors affect the trading value of the warrants; these factors interrelate in complex ways and the effect of one factor may offset or magnify the effect of another factor

     The market value of the warrants will be affected by factors that interelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the warrants caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the warrants caused by another factor. For example, an increase in the level of Euro interest rates may offset some or all of any increase in the trading value of the warrants attributable to another factor, such as an increase in the value of the USD/EUR Rate. The following paragraphs describe the expected impact on the market value of the warrants given a change in a specific factor, assuming all other conditions remain constant.

     The value of the USD/EUR Rate is expected to affect the trading value of the warrants. We expect that the trading value of the warrants will depend primarily on the current and anticipated USD/EUR Rate on the Exercise Date. It is possible that the trading value of a warrant may decline even if there is a increase in the value of the Euro as compared to the U.S. Dollar prior to the Exercise Date.

     Changes in the levels of interest rates are expected to affect the trading value of the warrants. We expect that interest rates will affect the trading value of the warrants. In general, if U.S. interest rates increase, we expect that the trading value of the warrants will increase and, conversely, if U.S. interest rates decrease, we expect that the trading value of the warrants will decrease. In general, if Euro interest rates increase, we expect that the trading value of the warrants will decrease and, conversely, if Euro interest rates decrease, we expect that the trading value of the warrants will increase. Interest rates may also affect the economies of the member countries of the European Union or the United States, and, in turn, the USD/EUR Rate.

     Changes in volatility of the USD/EUR Rate are expected to affect the trading value of the warrants. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. Generally, if the volatility of the USD/EUR Rate increases, we expect that the trading value of the warrants will increase and, conversely, if the volatility of the USD/EUR Rate decreases, we expect that the trading value of the warrants will decrease.

     As the time remaining to the expiration date of the warrants decreases, the "time premium" associated with the warrants will decrease. We anticipate that the warrants may trade at a value above that which would be expected based on the level of the USD/EUR Rate due to a "time premium" resulting from expectations concerning the value of the USD/EUR Rate prior to the expiration of the warrants. Generally, as the time remaining to the expiration date of the warrants decreases, we expect that this time premium will decrease, lowering the trading value of the warrants.

     Changes in our credit ratings may affect the trading value of the warrants. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the warrants. However, because the return on your warrants is dependent upon factors in addition to our ability to pay our obligations under the warrants, such as any increase in the USD/EUR Rate, an improvement in our credit ratings will not reduce other investment risks related to warrants.

     It is important for you to understand that the impact of one of the factors specified above, such as a decrease in USD/EUR Rate volatility, may offset some or all of any increase in the trading value of the warrants attributable to another factor, such as any increase in the USD/EUR Rate. Before selling warrants, beneficial owners should carefully consider the trading value of the warrants, the value of the U.S. Dollar and the Euro, and the probable range of Cash Settlement Amounts.

Potential conflicts of interests

     Our subsidiary, MLPF&S, is the calculation agent for the warrants. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as calculation agent for the warrants could give rise to conflicts of interests between the calculation agent and the holders of the warrants. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

     We anticipate entering into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due under the warrants. This subsidiary expects to make a profit in connection with the arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

     You should also consider the tax consequences of investing in the warrants. See "United States Federal Income Taxation" below.


                          DESCRIPTION OF THE WARRANTS

     An aggregate of 1,600,000 warrants will be issued. The warrants are contractual obligations controlled by a Warrant Agreement (the "Warrant Agreement") dated December 6, 2000, between ML&Co. and Citibank, N.A., as Warrant Agent (the "Warrant Agent"). The warrants will expire on February 28, 2002. The following statements about the warrants summarize the detailed provisions of the Warrant Agreement, the form of which was filed as an exhibit to the registration statement relating to the warrants. Wherever we refer to particular provisions of the Warrant Agreement or its terms, those provisions or definitions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by those references.

     A warrant will not require, or entitle, a beneficial owner to sell or purchase Euro to or from ML&Co. ML&Co. will make only a U.S. Dollar cash settlement, if any, upon automatic exercise of the warrants.

     The warrants will expire on February 28, 2002 (the "Expiration Date") or on an earlier date as described under "-- Automatic exercise prior to the Expiration Date". The warrants will be automatically exercised on the Exercise Date, as set forth under "-- Exercise of warrants".

     The warrants are unsecured contractual obligations of ML&Co. and will rank equally with its other unsecured contractual obligations and with its unsecured and unsubordinated debt. Because ML&Co. is a holding company, the right of ML&Co. and its creditors, including the currency warrant holders, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that a bankruptcy court may recognize claims of ML&Co. itself as a creditor of the subsidiary. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Securities Exchange Act of 1934, as amended, and under rules of certain exchanges and other regulatory bodies.

Exercise of warrants

     The warrants will expire on the Expiration Date. The warrants are not exercisable at the option of the holder. The warrants will be automatically exercised on the earlier of (i) the fourth scheduled Business Day prior to the Expiration Date (the "Exercise Date") or, (ii) on the Delisting Date in the case of delisting or a trading suspension or on the Early Expiration Date in the case of certain events in bankruptcy, insolvency or reorganization.

     The Warrant Agent will obtain the Cash Settlement Amount on the Exercise Date from the calculation agent and will pay the Cash Settlement Amount of the warrants to the depository on the Expiration Date and, if February 28, 2002 is not a Business Day, on the next succeeding Business Day. If the warrants are delisted or there is a trading suspension and the warrants are not simultaneously accepted for listing on another national securities exchange, as described below under "Automatic exercise prior to the Expiration Date", the Warrant Agent will pay the Cash Settlement Amount of the warrants to the depository on the fifth Business Day following the Delisting Date or Early Expiration Date, as applicable. See "Description of the warrants--DTC Procedures".

Cash Settlement Amount

     The Cash Settlement Amount for each warrant you own will be determined on the Exercise Date as an amount in U.S. Dollars equal to the greater of:

(i)       zero, or

                    Spot Value - Strike Value
(ii)     U.S. $50 x -------------------------
                         Strike Value

     The Cash Settlement Amount cannot be less than zero. You will never owe us any money on the warrants you own.

     The "Spot Value" will be determined by MLPF&S or any successor thereto, as the calculation agent (the "calculation agent"), and will equal the bid rate of the U.S. Dollar per Euro in the interbank market as reported by Reuters on page FXFX at approximately 3:00 p.m. London time on the Exercise Date.

     The "Strike Value" equals 0.8695, the offer rate of the U.S. Dollar per Euro in the interbank market as reported by Reuters on page FXFX at approximately 3:00 p.m. London time on November 30, 2000, the date the warrants were priced for initial sale to the public.

     However, if the USD/EUR Rate is not so quoted on the date of automatic exercise, then the Spot Value will be the exchange rate between Euro and U.S. Dollars, based upon the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate"). If the Noon Buying Rate is not announced on such date of automatic exercise, then the Spot Value will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 3:00 p.m. London time on the relevant date for the purchase or sale by the Reference Dealers of the Reference Amount for settlement two Business Days later. If fewer than two Reference Dealers provide such spot quotations, then the Spot Value will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 3:00 p.m. London time on the relevant date from three leading commercial banks in New York (selected in the sole discretion of the calculation agent), for the sale by such banks of the Reference Amount for settlement two Business Days later. If these spot quotations are available from fewer than three banks, then the calculation agent, in its sole discretion, shall determine which spot rate is available and reasonable to be used. If no such spot quotation is available, then the Spot Value will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 3:00 p.m., London time, on the relevant date.

     "Business Day", as used herein, means any day other than a Saturday or a Sunday or a day on which commercial banks in The City of New York are required or authorized by law or executive order to be closed.

     "Reference Amount" is U.S.$869,500, which was equal to approximately EUR 1,000,000 on November 30, 2000.

     "Reference Dealers", as used herein, means Citibank, N.A., Deutsche Bank Securities, Inc. and The Chase Manhattan Bank, or their successors.

     We will round the Cash Settlement Amount, if necessary, to the nearest cent, with one-half cent being rounded upwards.

     All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the beneficial owners of the warrants.

Automatic exercise prior to the Expiration Date

     In the event that the warrants are delisted from, or permanently suspended from trading on, the AMEX and the warrants are not simultaneously accepted for trading pursuant to the rules of another national securities exchange, the warrants will expire on the Business Day immediately prior to the date on which such delisting or trading suspension becomes effective (the "Delisting Date"), and the warrants will be automatically exercised at the close of business on such Delisting Date. The Cash Settlement Amount, if any, shall be determined by the calculation agent as provided under "--Cash Settlement Amount" as if the Delisting Date were the Exercise Date, and the Cash Settlement Amount will be paid on the fifth Business Day following such Delisting Date. Settlement shall otherwise occur as described under "--DTC Procedures". We will notify you as soon as practicable of such delisting or trading suspension. We have agreed in the Warrant Agreement that we will not seek delisting of the warrants or suspension of their trading on the AMEX.

     The warrants may also expire on the date of occurrence of certain events in bankruptcy, insolvency or reorganization involving ML&Co. and the warrants will be automatically exercised as of the Business Day immediately preceding such date (the "Early Expiration Date"). The Cash Settlement Amount, if any (determined as provided under "--Cash Settlement Amount" as if the Early Expiration Date were the Exercise Date), of such automatically exercised warrants will be due and payable on the fifth Business Day following such Early Expiration Date. Settlement will otherwise occur as described under "--DTC Procedures".

Modification

     The Warrant Agreement and the terms of the warrants may be amended by ML&Co. and the Warrant Agent without the consent of the beneficial owners of any warrants for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained in the Warrant Agreement or the terms of the warrants, or in any other manner which ML&Co. may deem necessary or desirable and which will not materially and adversely affect the interests of the beneficial owners of the warrants.

     ML&Co. and the Warrant Agent also may modify or amend the Warrant Agreement and the terms of the warrants, with the consent of the beneficial owners of not less than a majority of the then outstanding warrants affected, provided that no modification or amendment that changes the Strike Value so as to adversely affect the beneficial owner, shortens the period of time during which the warrants will be automatically exercised or otherwise materially and adversely affects the exercise rights of the beneficial owners of the warrants or reduces the number of outstanding warrants the consent of whose beneficial owners is required for modification or amendment of the Warrant Agreement or the terms of the warrants may be made without the consent of the beneficial owners of warrants affected by these changes.

Merger and Consolidation

     ML&Co. may consolidate or merge with or into any other corporation and ML&Co. may sell, lease or convey all or substantially all of its assets to any corporation, provided that:

o the resulting corporation, if other than ML&Co., is a corporation organized and existing under the laws of the United States of America or any U.S. state and assumes all of ML&Co.'s obligations to:

     o pay or deliver the Cash Settlement Amount or any consideration payable or deliverable upon exercise, if applicable with respect to all the Warrants; and

     o perform and observe all of the obligations and conditions of the warrant agreement to be performed or observed by ML&Co.; and

o ML&Co. or the successor corporation, as the case may be, is not, immediately after any merger or consolidation, in default under the warrant agreement.

Depositary

    Description of the Global Warrants

     Upon issuance, all of the warrants will be represented by one or more fully registered global warrants. Each global warrant will be deposited with, or on behalf of, The Depository Trust Company, otherwise known as DTC, or any successor to it (the "depositary"), as depositary, and registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for warrants in definitive form, no global warrant may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of its successor. Investors may elect to hold interests in the global warrants through either the depositary, in the United States, or Clearstream, Luxembourg, or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), if they are participants in these systems, or indirectly through organizations which are participants in these systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold interests in customers' securities accounts in the depositaries' names on the books of the depositary. The Chase Manhattan Bank will act as depositary for Euroclear and Citibank, N.A, not in its capacity as Warrant Agent under the Warrant Agreement, will act as depositary for Clearstream, Luxembourg (in these capacities, the "U.S. Depositaries").

     So long as DTC, or its nominee, is a registered owner of a global warrant, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the warrants represented by the global warrant for all purposes under the Warrant Agreement. Except as provided below, the beneficial owners of the warrants represented by a global warrant will not be entitled to have the warrants represented by the global warrant registered in their names, will not receive or be entitled to receive physical delivery of the warrants in definitive form and will not be considered the owners or holders of the warrants under the Warrant Agreement, including for purposes of receiving any reports delivered by ML&Co. or the Warrant Agent pursuant to the Warrant Agreement. Accordingly, each person owning a beneficial interest in a global warrant must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Warrant Agreement. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest which a holder is entitled to give or take under the Warrant Agreement, DTC would authorize the participants holding the relevant beneficial interests to give or take any action, and these participants would authorize beneficial owners owning through these participants to give or take any action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by the depositary to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    DTC Procedures

         The following is based on information furnished by DTC:

     DTC will act as securities depositary for the warrants. The warrants will be issued as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global warrants will be issued for the warrants and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the NASD. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of the warrants under DTC's system must be made by or through direct participants, which will receive a credit for the warrants on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which these beneficial owner entered into the transaction. Transfers of ownership interests in the warrants are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

     To facilitate subsequent transfers, all warrants deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of warrants with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the warrants; DTC's records reflect only the identity of the direct participants to whose accounts the warrants are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Ownership of beneficial interests in the warrants will be limited to persons that have accounts with the depositary ("participants") or persons that may hold interests through participants. The depositary has advised ML&Co. that upon the issuance of the global warrants representing the warrants, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective number of warrants represented by the global warrant. Ownership of beneficial interests in the global warrant will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons held through participants. The laws of some states may require that certain purchasers of securities take physical delivery of these securities in definitive form. These limits and laws may impair the ability to own, transfer or pledge beneficial interests in the global warrants.

     The Cash Settlement Amount payable upon exercise of warrants registered in the name of the depositary or its nominee will be paid by the Warrant Agent to the participants or, in the case of automatic exercise, to the depositary. None of ML&Co., the Warrant Agent or any other agent of ML&Co. or agent of the Warrant Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to beneficial ownership interests. ML&Co. expects that the Warrant Agent, upon the receipt of any payment of the Cash Settlement Amount in respect of any portion of the global warrant, will pay the relevant participant in an amount proportionate to its beneficial interest in the global warrant being exercised and that the participant will credit the accounts of the beneficial owners of the warrants. ML&Co. expects that the depositary, in the case of automatic exercise, upon receipt of any payment of the Cash Settlement Amount in respect of all or any portion of the global warrant, will credit the accounts of the participants with payment in amounts proportionate to their respective beneficial interests in the portion of the global warrant so exercised, as shown on the records of the depositary. ML&Co. also expects that payments by participants to owners of beneficial interests in the global warrant will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the participants. It is suggested that a purchaser of warrants with accounts at more than one brokerage firm effect transactions in the warrants, including exercises, only through the brokerage firm or firms which hold that purchaser's warrants.

    Exchange for certificated warrants

         If:

          o the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

          o ML&Co. executes and delivers to the Warrant Agent a company order to the effect that the global warrants shall be exchangeable, or

          o ML&Co. is subject to certain events in bankruptcy, insolvency or reorganization,


the global warrants will be exchangeable for warrants in definitive form of like tenor. These definitive warrants will be registered in the name or names as the depositary shall instruct the Warrant Agent. It is expected that the instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global warrants.

     DTC may discontinue providing its services as securities depositary with respect to the warrants at any time by giving reasonable notice to ML&Co. or the Warrant Agent. Under these circumstances, in the event that a successor securities depositary is not obtained, warrant certificates are required to be printed and delivered.

     ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depositary. In that event, warrant certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for the accuracy of this information.

    Clearstream, Luxembourg and Euroclear

     Beneficial owners may hold their interests in warrants through Clearstream, Luxembourg or Euroclear only if they are participants in these systems, or indirectly through organizations which are participants in these systems. Clearstream, Luxembourg and Euroclear will hold omnibus positions on behalf of their participants through the facilities of DTC. All securities in Clearstream, Luxembourg or Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

     Exercises of warrants by persons holding through Clearstream, Luxembourg or Euroclear participants will be effected through DTC, in accordance with DTC rules, on behalf of the relevant European international clearing system by its depositary; however, these transactions will require delivery of exercise instructions to the relevant European international clearing system by the participant in that system in accordance with its rules and procedures and within its established deadlines under European time. The relevant European international clearing system will, if the exercise meets its requirements, deliver instructions to its depositary to take action to effect its exercise of the warrants on its behalf by delivering warrants through DTC and receiving payment in accordance with its normal procedures for next-day funds settlement. Payments with respect to the warrants held through Clearstream, Luxembourg or Euroclear will be credited to the cash accounts of Clearstream, Luxembourg participants or Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. See "--DTC Procedures" in this prospectus supplement.

     Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations ("Clearstream, Luxembourg Participants") and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Participants through electronic book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream, Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Participant either directly or indirectly.

     Distributions with respect to the warrants held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream, Luxembourg.

     Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation that is a member bank of the Federal Reserve System. It is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     All information in this prospectus supplement on Clearstream, Luxembourg and Euroclear is derived from Clearstream, Luxembourg or Euroclear, as the case may be, and reflects the policies of these organizations; and these policies are subject to change without notice.

                 THE USD/EUR RATE AND CASH SETTLEMENT AMOUNTS

     The USD/EUR Rate is a foreign exchange spot rate that measures the relative values of two currencies, the Euro and the U.S. Dollar. The USD/EUR Rate increases when the Euro appreciates relative to the U.S. Dollar and decreases when the Euro depreciates relative to the U.S. Dollar. The USD/EUR Rate is expressed as a rate that reflects the amount of U.S. Dollar that can be purchased for one Euro. A USD/EUR Rate equal to 0.8695 USD/EUR thus indicates that $0.8695 can be purchased for 1 Euro. The foreign exchange spot rate of the U.S. Dollar per Euro on the Exercise Date will determine the Cash Settlement Amount. Appreciation of the Euro relative to the U.S. Dollar, i.e., depreciation of the U.S. Dollar relative to the Euro, will result in a greater Cash Settlement Amount. Conversely, depreciation of the Euro relative to the U.S. Dollar, i.e., appreciation of the U.S. Dollar relative to the Euro, will result in a lesser Cash Settlement Amount. In no event will the Cash Settlement Amount be less than zero.

     The following table sets forth the monthly high and low; and month-end mid-market levels in the interbank market for U.S. Dollar per Euro from the inception of the Euro in January 1999 through November 2000. The historical experience of USD/EUR Rates should not be taken as an indication of future performance. No assurance can be given that the value of the Euro will not decrease relative to the U.S. Dollar and cause the Cash Settlement Amount of the warrants to equal zero. Any historical upward or downward trend in the USD/EUR Rate during any period set forth below is not any indication that the USD/EUR Rate is more or less likely to increase or decrease at any time during the term of the warrants.

         Year                     High                 Low            Month End
         ----                     ----                 ---            ---------
1999:
----
January ........                 1.1837              1.1362            1.1362
February .......                 1.1351              1.1007            1.1028
March ..........                 1.1042              1.0732            1.0762
April ..........                 1.0830              1.0570            1.0570
May ............                 1.0792              1.0420            1.0420
June ...........                 1.0519              1.0308            1.0351
July ...........                 1.0725              1.0136            1.0712
August .........                 1.0776              1.0424            1.0566
September ......                 1.0689              1.0355            1.0684
October ........                 1.0894              1.0511            1.0549
November .......                 1.0527              1.0093            1.0093
December .......                 1.0278              1.0013            1.0062

2000:
----
January ........                 1.0336              0.9707            0.9707
February .......                 1.0038              0.9642            0.9642
March ..........                 0.9779              0.9514            0.9553
April ..........                 0.9627              0.9099            0.9119
May ............                 0.9380              0.8895            0.9379
June ...........                 0.9650              0.9312            0.9525
July ...........                 0.9553              0.9230            0.9267
August .........                 0.9162              0.8878            0.8878
September ......                 0.8997              0.8493            0.8827
October ........                 0.8772              0.8272            0.8489
November........                 0.8729              0.8380            0.8729


     The following graph sets forth the monthly high and low levels in the interbank market for U.S. Dollar per Euro from January 1999 through November 2000. The historical experience of USD/EUR Rates should not be taken as indications of future performance and no assurance can be given that the value of the Euro will not decrease relative to the U.S. dollar and thereby cause the Cash Settlement Amount with respect to the warrants to equal zero.

[THE GRAPH APPEARING HERE SETS FORTH THE MONTHLY HIGH AND LOW LEVELS AS WELL AS THE MONTH-END MID-MARKET LEVELS IN THE INTERBANK MARKET FOR THE USD/EUR RATE FROM JANUARY 1999 THROUGH NOVEMBER 2000, AS SET FORTH IN THE TABLE ABOVE. THE VERTICAL AXIS HAS A RANGE OF NUMBERS FROM 0.8000 TO 1.2000 IN INCREMENTS OF 0.0500. THE HORIZONTAL AXIS HAS A RANGE OF DATES FROM JANUARY 1999 THROUGH NOVEMBER 2000 IN INCREMENTS OF ONE MONTH.]

     On November 30, 2000 the offer rate of the U.S. Dollar per Euro in the interbank market as reported by Reuters on page FXFX at approximately 3:00 pm London time was 0.8695.

     The information presented in this prospectus supplement relating to the exchange rates of the U.S. Dollar relative to the Euro is furnished as a matter of information only. The fluctuations in the USD/EUR Rate that have occurred in the past are not necessarily indicative of fluctuations in that rate which may occur over the term of the warrants.

     Set forth below is an illustration of the Cash Settlement Amount of warrants at exercise based on various hypothetical USD/EUR Rates. This table assumes a dollar multiplier of U.S.$50. The Percentage Change column indicates the percentage increase or decrease in the value of the Spot Value as compared to the Strike Value at the time of exercise. The actual Cash Settlement Amount of a warrant will depend entirely on the actual USD/EUR Rate on the Exercise Date. The illustrative Cash Settlement Amounts in the table do not reflect any "time value" for a warrant, which may be reflected in trading value, and are not necessarily indicative of potential profit or loss, which are also affected by purchase price.

         Hypothetical                                  Cash Settlement Amount
           USD/EUR                                            Based on
         Spot Values         Percentage Change(1)       USD/EUR Spot Values(1)
         -----------         --------------------       ----------------------
           1.2000                  38.0%                       $19.01
           1.1500                  32.3%                       $16.13
           1.1000                  26.5%                       $13.25
           1.0500                  20.8%                       $10.38
           1.0000                  15.0%                        $7.50
           0.9500                   9.3%                        $4.63
           0.9000                   3.5%                        $1.75
           0.8695                   0.0%                        $0.00
           0.8500                  -2.2%                        $0.00
           0.8000                  -8.0%                        $0.00
           0.7500                 -13.7%                        $0.00

         -------------

         (1)  Based upon a USD/EUR Strike Value of  0.8695.

                     UNITED STATES FEDERAL INCOME TAXATION

     Set forth in full below is the opinion of Brown & Wood LLP, counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of a warrant. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with warrants held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding warrants in a tax-deferred or tax-advantaged account, or persons holding warrants as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted herein). Persons considering the purchase of a warrant should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the warrants arising under the laws of any other taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of a warrant that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or partnership (including an entity treated as a corporation or partnership) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a warrant is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) in the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons will also be a U.S. Holder. As used herein, the term "non-U.S. Holder" means a beneficial owner of a warrant that is not a U.S. Holder.

U.S. Holders

     Although there is no authority directly addressing the United States Federal income taxation of instruments such as the warrants, each warrant should be treated as a "non-equity" option for purposes of Section 1256 of the Internal Revenue Code of 1986, as amended (the "Code"), which must be "marked-to-market". Accordingly, a U.S. Holder of a warrant should be required to treat a warrant as if sold for its fair market value on the last business day of each of the U.S. Holder's taxable years (assuming that the U.S. Holder has not previously disposed of the warrant) and should be required to recognize taxable gain or loss for each taxable year in an amount equal to the difference between the fair market value of the warrant on the last business day of each such taxable year and such U.S. Holder's adjusted tax basis in the warrant. Thus, a U.S. Holder of a warrant may incur United States Federal income tax liability on an annual basis in respect of any increase in the value of a warrant without a corresponding receipt of cash. In addition, a U.S. Holder should be required to recognize taxable gain or loss upon the sale, exchange, exercise or expiration of the warrant in an amount equal to the difference between the amount realized upon such sale, exchange, exercise or expiration and the U.S. Holder's adjusted tax basis in such warrant. In general, for purposes of applying the preceding rules, a U.S. Holder's adjusted tax basis in a warrant would effectively equal such U.S. Holder's initial investment in the warrant, increased or decreased by any net gain or loss recognized by the U.S. Holder in respect of the warrant in prior taxable years. Any gain or loss recognized by a U.S. Holder in accordance with the preceding rules would generally be treated as 60 percent long-term capital gain or loss and 40 percent short-term capital gain or loss.

     Despite the foregoing, assuming that the U.S. Holder's functional currency (as defined in Section 985 of the Code) is the U.S. Dollar, any gain or loss recognized by a U.S. Holder in respect of a warrant (as described above) will be treated entirely as ordinary income or loss if the U.S. Holder elects, or has previously elected, under Section 988 of the Code, to treat its acquisition of the warrant as a "Section 988 Transaction" giving rise to foreign currency gain or loss. This election would extend to certain other contracts which are subject to Section 1256 of the Code and which are required to be marked-to-market, including certain regulated futures contracts and nonequity options, entered into by the U.S. Holder in the current or subsequent taxable years, and would be irrevocable without the consent of the Internal Revenue Service ("IRS"). A U.S. Holder of warrants should consult its own tax advisor concerning the consequences and mechanics of making this election prior to making such election.

Non-U.S. Holders

     In general, gains realized on the sale, exchange or exercise of a warrant by a non-U.S. Holder will not be subject to United States Federal income or withholding tax in respect of such amounts, assuming the income is not effectively connected with a United States trade or business of the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its own tax advisor in this regard.

     Under current law, the fair market value of a warrant may be includible in the estate of an individual non-U.S. Holder for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Individual non-U.S. Holders should consult their own tax advisors concerning the United States Federal estate tax consequences, if any, of investing in the warrants.

Backup withholding

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the warrants to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of a warrant to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a warrant to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 BEN (or substantially similar form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

New withholding regulations

     Recently, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the backup withholding and information reporting rules described above. The New Regulations will generally be effective for payments made after December 31, 2000, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                             ERISA CONSIDERATIONS

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the "Code" prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions. Because transactions between a plan and ML&Co. may be prohibited absent an exemption, each fiduciary, by its purchase of any warrant on behalf of any plan, represents on behalf of itself and the plan that the acquisition, holding and any subsequent disposition of the warrant will not result in a violation of ERISA, the Code or any other applicable law or regulation.

                          USE OF PROCEEDS AND HEDGING

     A substantial portion of the net proceeds from the sale of the warrants may be used to hedge market risks of ML&Co. associated with its obligation to pay the Cash Settlement Amount.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed a registration statement on Form S-3 with the SEC covering the warrants and other securities. For further information on ML&Co. and the warrants, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

                                 UNDERWRITING

     MLPF&S, the underwriter of the offering, has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. 1,600,000 warrants. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions precedent and that the underwriter will be obligated to purchase all of the warrants if any are purchased.

     The underwriter has advised ML&Co. that it proposes initially to offer all or part of the warrants directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriter is offering the warrants subject to receipt and acceptance and subject to the underwriter's right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses by ML&Co.

     The underwriting of the warrants will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

     The underwriter is permitted to engage in certain transactions that stabilize the price of the warrants. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the warrants.

     If the underwriter creates a short position in the warrants in connection with the offering, i.e., if it sells more warrants than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing warrants in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could have the effect of raising or maintaining the market price of the security or preventing or retarding a decline in the market price of the security. "Naked" short sales are sales in excess of the underwriter's overallotment option. Because the underwriter has no overallotment option with respect to the warrants, it would be required to close out a short position in the warrants by purchasing warrants in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the warrants. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

     MLPF&S may use this prospectus supplement and, the accompanying prospectus for offers and sales related to market-making transactions in the warrants. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                           VALIDITY OF THE WARRANTS

     The validity of the warrants will be passed upon for ML&Co. and for the underwriter by Brown & Wood LLP, New York, New York.

                            INDEX OF DEFINED TERMS

                                                                           Page
                                                                           ----

Business Day...............................................................S-12
calculation agent..........................................................S-11
Cash Settlement Amount.....................................................S-11
Clearstream, Luxembourg.....................................................S-4
Clearstream, Luxembourg Participants.......................................S-16
Code.......................................................................S-19
Cooperative................................................................S-16
Dollars.....................................................................S-4
Delisting Date.............................................................S-12
depositary.................................................................S-13
DTC.........................................................................S-4
Early Expiration Date......................................................S-12
EC..........................................................................S-4
ERISA......................................................................S-21
EUR.........................................................................S-4
Euro........................................................................S-4
Expiration Date............................................................S-11
Euroclear..................................................................S-13
Euroclear Operator.........................................................S-16
Euroclear Participants.....................................................S-16
Exercise Date...............................................................S-4
IRS........................................................................S-20
ML&Co.......................................................................S-4
MLPF&S......................................................................S-4
New Regulations............................................................S-21
non-U.S. Holder............................................................S-19
Noon Buying Rate...........................................................S-12
OCC.........................................................................S-9
participants...............................................................S-14
Reference Amount...........................................................S-12
Reference Dealers..........................................................S-12
Reuters.....................................................................S-4
Spot Value..................................................................S-4
Strike Value................................................................S-4
Terms and Conditions.......................................................S-16
U.S.$.......................................................................S-4
USD.........................................................................S-4
USD/EUR Rate................................................................S-6
U.S. Depositaries..........................................................S-13
U.S. Holder................................................................S-19
warrants....................................................................S-4
Warrant Agent..............................................................S-11
Warrant Agreement..........................................................S-11

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                                    [LOGO]





                           Merrill Lynch & Co., Inc.

                       1,600,000 Euro Currency Warrants

                          Expiring February 28, 2002

                        ------------------------------

                             PROSPECTUS SUPPLEMENT

                        ------------------------------




                              Merrill Lynch & Co.

                               November 30, 2000




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